

Mail Stop 3628

April 13, 2009

By U.S. Mail

William A. Von Hoene, Jr.
Executive Vice President and General Counsel
Exelon Corporation
10 South Dearborn Street
P.O. Box 805379
Chicago, Illinois 60680-3220

Re: **NRG Energy, Inc.**
       Amended Preliminary Proxy Statement on Schedule 14A
       Filed by Exelon Corporation
       Filed on March 31, 2009
       File No. 01-15891

       Response Letter dated March 31, 2008
       Filed by Exelon Corporation

       DFAN 14A Filed on March 12, 2009
       Filed by Exelon Corporation

Dear Mr. Von Hoene:

       We have reviewed the filings listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRRN14A filed March 31, 2009

1. We note that NRG has filed its preliminary proxy statement for its upcoming annual meeting. In that regard, we note that the NRG proxy statement contains other proposals not included in your proxy statement and form of proxy. Please include *prominent* disclosure that your shareholders will be disenfranchised as to the proposals set forth in NRG's proxy statement, but not in yours, and that they will not be able to vote on those proposals unless they use NRG's proxy card. In the alternative, revise your proxy statement and form of proxy to include the NRG proposals not currently described in your proxy materials.

DFAN 14A Filed on March 12, 2009

2. We note your response to comment 4 and your supplemental response that the statement in question referred to the open letter dated March 2, 2009. However, we believe that the statement identified from the transcript of the investor conference relating to NRG held on March 10, 2009 mischaracterizes the contents of the NRG March 2, 2009 letter. Please confirm that you will refrain from making similar statements in future filings.

3. We note your response to comment 5 and the supplemental materials you have provided. In Exhibit A-2 you reference certain statements attributed to two analysts. Please provide us with documentation supporting the statements made by them.

*   *   *

Please direct any questions to me at (202) 551-3621 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers and Acquisitions

By Facsimile (312-853-7036)
cc: Scott Williams, Esq.
        Sidley Austin LLP